UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Wedbush Series Trust

Address of Principal Business Office:

225 S Lake Ave

Pasadena, CA 91101

Telephone Number (including area code): (213) 688-4357

Name and Address of Agent for Service of Process:

The Corporation Trust Company

1209 Orange Street

Corporation Trust Center

Wilmington, DE 19801

With Copies to:

Eric Simanek, Esq.

Eversheds Sutherland (US) LLP

700 6th St NW

Washington, DC 20001-3980

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N-8A:    Yes ☒    No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York in the State of New York on the 7th day of February, 2025.

Wedbush Series Trust

By:	/s/ Matthew Bromberg
Matthew Bromberg
Sole Trustee

Attest:	/s/ Cullen Rogers
Cullen Rogers
Witness